Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (773) 864-3133

John E. Rooney
Chief Executive Officer
United States Cellular Corporation
8410 W Bryn Mawr Avenue
Suite 700
Chicago, IL 60631

>   **Re: United States Cellular Corporation**
>   **Definitive Schedule 14A**
>   **Filed April 25, 2007**
>   **File No. 1-09712**

Dear Mr. Rooney:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 7

Audit Committee, page 7

1.   Disclose what parties would be considered "related parties" for purposes of audit committee review and approval or ratification.

Stock Option Committee, page 10

2.   Refer to your disclosure in the last paragraph. Please disclose the executive officers who are subject to Section 16 requirements or are provided for in any of your long-term incentive plans.

Executive and Director Compensation, page 16

3.   Please move your Compensation Discussion and Analysis so that it precedes the executive compensation tables. See Section II.B.1 of Securities Act Release No. 33-8732A. Also, include all required Regulation S-K Item 402(b) analysis in Compensation Discussion and Analysis, rather than only in the narratives to executive compensation tables.

Summary Compensation Table, page 17

Compensation Discussion and Analysis, page 47

Annual Cash Compensation, page 51

4.   Please disclose "the range considered to be appropriate in the judgment of the Chairman" so that investors may understand the median at which named executive officer base salaries fall.

5.   While you state that named executive officer compensation is discretionary, you reference performance assessments and evaluations that the chairman and the president consider to determine annual cash, bonus and long-term equity compensation. To assist investors in understanding the degree to which your named executive officer compensation is discretionary, please disclose the significant "facts and circumstances" that the president and the chairman considered in determining each of the other named executive officer's annual cash compensation. See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii). Among your revisions:

- Disclose the "personal objectives" that the president considered in his evaluation of the other named executive officers and any minimum level of achievement of those objectives required before salary could be increased. See Regulation S-K Item 402(b)(2)(vii). Please also disclose the performance targets and thresholds that the president considered in determining cash bonuses for each of the other named executive officers. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance objective or threshold levels. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

- Indicate to what degree the objectives and performance measures were achieved. To the extent achievement levels are not stated in quantitative terms, explain how the president determined the extent to which objectives and measures were achieved.

- Disclose the president's assessment of the extent to which the company did "well" during the year and the extent to which an executive contributed to the company's performance.

Provide similar disclosure regarding the chairman's determination of the chief executive officer's annual cash compensation.

Long-Term Equity Compensation, page 51

6.   You disclose on page 52 that "[o]fficers receive an award of restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance…and stock options based primarily on individual performance…." Describe how the stock option compensation committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year. See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii). Provide disclosure similar to that requested in the comment above regarding performance measures for annual cash compensation.

President and CEO, page 52

7.   The summary compensation table on page 17 and other disclosure in
       Compensation Discussion and Analysis show that Mr. Rooney's salary and bonus
       compensation each are significantly higher than the other named executive
       officers' salary and equity compensation. Please discuss the reasons for the
       differences in the amounts of compensation awarded to the named executive
       officers so that it is apparent whether the disparities reflect material differences in
       your policies or decision-making regarding the executives' compensation. See
       Section II.B.1 of Securities Act Release No. 33-8732A.

Potential Payments upon Termination or Change in Control, page 43

8.   Please disclose how these potential payments fit into your overall compensation
       objectives and affect decisions regarding other elements. Refer to Item
       402(b)(1)(vi) of Regulation S-K.

       Please respond to our comments by October 26, 2007, or tell us by that time when
you will provide us with a response.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel